

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F STREET, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 4, 2008

Ms. Cheryl K. Beebe
Chief Financial Officer
Corn Products International, Inc.
5 Westbrook Corporate Center
Westchester, IL 60154

> **Re:** **Corn Products International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 27, 2007**
> **Response Letter Dated January 18, 2008**
> **File No. 1-13397**

Dear Ms. Beebe:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 8 – Financial Statements and Supplementary Data

Note 2 – Earnings per Common Share, page 50

1. We note your assertion that the 20 day trading average put feature of your redeemable common stock approximates fair value. Please provide us with a basis for your assertion. In your response, please show us the resulting differences in EPS from applying the two methods for the periods presented.

Also, please address whether heightened stock price volatility creates the opportunity for the holder to realize a value different from fair value.

Note 12 – Redeemable Common Stock, page 68

2.   We note your response to our prior comment number 17, by reference to our prior comment number 13, and are continuing to consider your response.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact James Giugliano at (202) 551-3319 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief